UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9) *

FOSSIL, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

349882100

(CUSIP Number)

Tom Kartsotis Fossil, Inc. 2280 N. Greenville Avenue Richardson, Texas 75082 (972) 234-2525

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349882100

1.	Names of Reporting Persons Tom Kartsotis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO/PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,719,629(1)
	8.	Shared Voting Power 153,450(2)
	9.	Sole Dispositive Power 2,719,629(1)
	10.	Shared Dispositive Power 153,450(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,873,079(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 63,521 shares owned by Mr. Kartsotis as custodian for Annie Grace Kartsotis and Jack Kosta Kartsotis, both minors, and 500,000 shares pledged as collateral to secure a revolving line of credit being extended by SunTrust Bank to Mr. Kartsotis.
(2)	Comprised of 3,450 shares owned by Lynne Kartsotis, wife of Tom Kartsotis, and 150,000 shares held in a Grantor Retained Annuity Trust (GRAT), as to which Mr. Kartsotis disclaims beneficial ownership.
(3)	Based on 63,659,952 shares issued and outstanding as of March 30, 2011.

Item 1. Security and Issuer.

This Amendment No. 9 to Schedule 13D is filed to amend the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Fossil, Inc., a Delaware corporation (the “Issuer” or “Company”) filed February 17, 2009, as amended and/or supplemented by Amendment No. 1 thereto filed March 6, 2009, Amendment No. 2 thereto filed March 19, 2009, Amendment No. 3 thereto filed March 25, 2009, Amendment No. 4 thereto filed April 14, 2009, Amendment No. 5 thereto filed May 5, 2009, Amendment No. 6 thereto filed September 3, 2009, Amendment No. 7 thereto filed December 14, 2009, and Amendment No. 8 thereto filed January 11, 2011 (as amended, the “Schedule 13D”). This Amendment No. 9 is filed to disclose a decrease in the percentage of the Common Stock that may be deemed to be beneficially owned by Mr. Kartsotis. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5(b) is amended and restated in its entirety as follows:

(b) Number of shares as to which Mr. Kartsotis has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

All percentages set forth in this statement are based on 63,659,952 shares of Common Stock, as reported in the Issuer’s Definitive Proxy Statement filed on April 15, 2011.

Item 5(c) is amended and restated in its entirety as follows:

(c) Transactions in shares of Common Stock of the Issuer effected by Tom Kartsotis in the last 60 days consist of the following transactions:

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
April 20, 2011	0	85,000	95.7327	[1]	Open market sale
April 19, 2011	0	5,300	92.9853	[1]	Open market sale
April 15, 2011	0	75,000	94.0444	[1]	Open market sale
April 14, 2011	0	31,600	94.2162	[1]	Open market sale
April 13, 2011	0	75,000	93.8410	[1]	Open market sale

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
April 11, 2011	0	40,300	93.5868	[1]	Open market sale
April 8, 2011	0	25,400	94.5187	[1]	Open market sale
April 7, 2011	0	75,000	93.2312	[1]	Open market sale
April 6, 2011	0	9,400	94.1734	[1]	Open market sale
April 5, 2011	0	55,000	93.6356	[1]	Open market sale
April 4, 2011	0	16,821	94.0245	[1]	Open market sale
March 25, 2011	0	150,000	0		Other disposition[2]
March 4, 2011	0	63,800	80.4119	[1]	Open market sale
March 3, 2011	0	50,000	80.2621	[1]	Open market sale

1.	Excluding commissions of $0.05 per share.
2.	This transaction is reported as a disposition, however the transaction reflects a change in beneficial ownership to a Grantor Retained Annuity Trust (GRAT) under the terms of the Tom Kartsotis Retained Annuity Trust 2011.

Item 5(e) is amended and restated in its entirety as follows:

(e) On April 11, 2011, Mr. Kartsotis ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2011

TOM KARTSOTIS

By:	/s/ Tom Kartsotis
Name:	Tom Kartsotis